                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                            -----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No.          )

                               Microvision Inc.
-------------------------------------------------------------------------------
                               (Name of issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of class of securities)

                                   595148107
-------------------------------------------------------------------------------
                                (CUSIP number)

    George M. Galpin, 120 West Dayton, Suite D-5, Edmonds, Washington 98020
                                (206) 672-4777
-------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 12, 1997
-------------------------------------------------------------------------------
            (Date of event which required filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_].



                             (Page 1 of 16 Pages)

  CUSIP NO. 595148107                   13D                PAGE 2 OF 16 PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      George M. Galpin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            236,500 (includes 187,000 shares of Common Stock
                          subject to purchase from the Issuer under presently
                          exercisable Warrants)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          43,750
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             236,500 (includes 187,000 shares of Common Stock
                          subject to purchase from the Issuer under presently
                          exercisable Warrants)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          69,250 (includes 14,500 shares of Common Stock subject
                          to purchase from the Issuer under presently
                          exercisable Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      305,750 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN, IA

------------------------------------------------------------------------------

  CUSIP NO. 595148107                   13D                PAGE 3 OF 16 PAGES


ITEM 1.  SECURITY AND ISSUER.

     The class of equity to which this statement relates is common stock, no par value (the "Common Stock"), of Microvision Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2203 Airport Way South, Suite 100, Seattle, Washington, 98134, (206) 623-7055.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Name:                   George M. Galpin

     (b)  Business Address:       George M. Galpin Co, Inc.
                                  120 West Dayton, Suite D-5
                                  Edmonds, Washington  98020

     (c)  Principal Occupation:   Investment advisor and owner of George M.
                                  Galpin Co, Inc., a registered investment advisor, the principal address of which is 120
                                  West Dayton, Suite D-5, Edmonds, Washington
                                  98020.

     (d)  Criminal Proceedings:   None.

     (e)  Civil Proceedings:      Mr. Galpin has not been a party to a civil
                                  proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years,

     (f)  Citizenship:            United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following purchase was made by Mr. Galpin for the account of George M. Galpin Co, Inc., a Washington corporation wholly-owned by Mr. Galpin, with principal business offices located at 120 West Dayton, Suite D-5, Edmonds, Washington 98020. Each investment was made with funds of George M. Galpin Co, Inc. Mr. Galpin has the sole power to buy, sell and vote these securities as president and sole stockholder of George M. Galpin Co, Inc.:

DATE OF TRANSACTION             TRANSACTION              AGGREGATE CONSIDERATION

  February 4, 1997    Bought 3,000 shares of Common Stock      $14,404.50

  CUSIP NO. 595148107                   13D                PAGE 4 OF 16 PAGES


     The following transactions were made by Mr. Galpin for the George M. Galpin IRA. Each investment was made with Mr. Galpin's funds. Mr. Galpin has the sole power to buy, sell and vote these securities:


DATE OF TRANSACTION              TRANSACTION                       AGGREGATE CONSIDERATION
January 21, 1997         Bought 1,000 shares of Common Stock             $  4,130.50
January 27, 1997         Bought 4,000 shares of Common Stock               16,122.00
January 29, 1997         Bought 5,000 Warrants                              6,402.00
February 11, 1997        Bought 10,000 Warrants                            17,177.00
February 11, 1997        Sold 3,000 shares of Common Stock                (14,771.74)
March 10, 1997           Bought 2,000 Warrants                              3,693.00

         The following purchases were made by Mr. Galpin in his capacity as an investment advisor for individual client accounts. Each investment was made with client funds. Mr. Galpin shares power to buy and sell these securities, but not the power to vote such securities:

DATE OF TRANSACTION              TRANSACTION                          AGGREGATE CONSIDERATION
January 13, 1997         Bought 3,000 shares of Common Stock                 $11,250.00
January 22, 1997         Bought 2,000 shares of Common Stock                   8,000.00
March 12, 1997           Bought 5,000 Warrants                                10,625.00

January 13, 1997         Bought 1,000 shares of Common Stock                   3,750.00
March 12, 1997           Bought 1,000 Warrants                                 2,125.00

January 13, 1997         Bought 2,000 shares of Common Stock                   7,500.00
March 12, 1997           Bought 2,000 Warrants                                 4,250.00

January 21, 1997         Bought 500 shares of Common Stock                     2,103.25
January 27, 1997         Bought 1,000 shares of Common Stock                   4,068.00
February 24, 1997        Bought 3,500 Warrants                                 7,325.75
March 10, 1997           Bought 500 Warrants                                     978.25

January 21, 1997         Bought 500 shares of Common Stock                     2,103.25
January 27, 1997         Bought 1,000 shares of Common Stock                   4,068.00
March 10, 1997           Bought 2,500 Warrants                                 4,608.25

  CUSIP NO. 595148107                   13D                PAGE 5 OF 16 PAGES


     The following purchases were made by Mr. Galpin for the account of GHM Investments (a.k.a. "GHM Partners"), a Washington general partnership, organized to make investments in the securities of the Issuer, and with its principal business offices located at 120 West Dayton, Suite D-5, Edmonds, Washington 98020. Each investment was made with funds of GHM Investments. Mr. Galpin was authorized to purchase the shares by action of the partnership, and attended the annual meeting of the shareholders of the Issuer in 1995 and 1996. Mr. Galpin shares authority to purchase, sell or vote these securities with the other partners of the partnership:


DATE OF TRANSACTION                   TRANSACTION                       AGGREGATE CONSIDERATION
May 30, 1995             Bought 31,250 shares of Common Stock                $150,000.00
August 21, 1995          Bought 12,500 shares of Common Stock                  60,000.00

     The following purchases were made by Mr. Galpin for the account of Galpin Securities Partners Limited Partnership, a Delaware limited partnership, organized to make investments in listed securities, and with its principal business offices located at 120 West Dayton, Suite D-5, Edmonds, Washington 98020. Each investment was made with funds of Galpin Securities Partners Limited Partnership. George M. Galpin Co, Inc. is the managing general partner of Galpin Securities Partners Limited Partnership, and Mr. Galpin, as sole owner of George M. Galpin Co, Inc. has the sole power to buy, sell, and vote these securities:

DATE OF TRANSACTION                   TRANSACTION                       AGGREGATE CONSIDERATION
August 27, 1996          Bought 10,000 shares of Common Stock                $ 55,025.00
August 27, 1996          Bought 10,000 Warrants                                25,000.00
December 23, 1996        Bought 10,000 Warrants                                13,775.00
January 9, 1997          Bought 4,500 Warrants                                  5,088.00
January 14, 1997         Bought 10,000 shares of Common Stock                  38,587.00
January 22, 1997         Bought 20,000 shares of Common Stock                  80,025.00
February 11, 1997        Bought 12,500 Warrants                                17,994.00
February 13, 1997        Bought 4,500 shares of Common Stock                   23,369.00
February 13, 1997        Bought 13,000 Warrants                                23,087.00
February 14, 1997        Bought 25,000 Warrants                                48,438.00
March 4, 1997            Bought 25,000 Warrants                                37,525.00
March 12, 1997           Bought 70,000 Warrants                               140,025.00

ITEM 4.  PURPOSE OF TRANSACTION.

         George Galpin purchased the shares of Common Stock reported herein solely for investment purposes for his own account or the account of others as set forth in ITEM 3, above. Depending upon economic and financial conditions, and the performance of the Issuer's securities, Mr. Galpin may choose to purchase or sell shares of Common Stock or Warrants solely for investment purposes.

  CUSIP NO. 595148107                   13D                PAGE 6 OF 16 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of March 12, 1997, George Galpin beneficially owned 5.1% of the outstanding Common Stock. This percentage is computed based upon Mr. Galpin's beneficial ownership of Common Stock and warrants to purchase Common Stock (the "Warrants") aggregating to 305,750, and the shares of Common Stock outstanding as contained in the Issuer's filing with the Securities and Exchange Commission in December 1996. All of the Warrants are exercisable at $12.00 per share.

     (b)  George Galpin has the following powers:

          Sole power to vote:      236,500 (includes 187,000 shares of Common
                                   Stock subject to purchase from the Issuer under presently exercisable Warrants)

          Shared power to vote:    43,750

          Sole power to dispose:   236,500 (includes 187,000 shares of Common
                                   Stock subject to purchase from the Issuer under presently exercisable Warrants)

          Shared power to dispose: 69,250 (includes 14,500 shares of Common
                                   Stock subject to purchase from the Issuer under presently exercisable Warrants)

     (c)  See response to ITEM 3, above.

     (d) With respect to securities purchased by Mr. Galpin in his capacity as investment advisor for certain individual clients, such individual clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Warrants.

          With respect to securities purchased by Mr. Galpin in his capacity as general partner of Galpin Securities Partners Limited Partnership, the limited partners of such limited partnership may, if determined to be a right under Delaware law, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and Warrants.

          With respect to securities purchase by Mr. Galpin in his capacity as partner of GHM Investments (a.k.a. "GHM Partners"), the partners in such general partnership may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

  CUSIP NO. 595148107                   13D                PAGE 7 OF 16 PAGES


          With respect to shares of Common Stock and Warrants not referenced in the three immediately preceding paragraphs, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Warrants.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     GHM Investments (a.k.a. "GHM Partners") was created pursuant to a Partnership Agreement dated May 23, 1995 (the "Partnership Agreement"), by and among George M. Galpin, Jeanne B. Galpin, Loren D. Hostek, Isobel F. Hostek, John S. Hostek Children's Trust, Rebecca M. Hostek Children's Trust, Henry M. Galpin and Peter R. Marsh. Pursuant to the terms of the Partnership Agreement, the partnership shall be engaged in the business of owning and holding securities of the Issuer. The Partnership Agreement does not allocate authority to any party with respect to purchasing, selling or voting of the Common Stock held by the partnership.

     Galpin Securities Partners Limited Partnership, was created pursuant to a Limited Partnership Agreement originally executed in May, 1987 (the "Limited Partnership Agreement"), by George M. Galpin Co, Inc. as general partner, and Joan J. Gould, as limited partner. Mr. Galpin, as sole owner of the general partner of the limited partnership, has the authority to conduct the affairs of the limited partnership pursuant to the terms of the Limited Partnership Agreement, including the purchase, sale and voting of the Common Stock and Warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A: Partnership Agreement dated May 23, 1987 by and among George ---------- M. Galpin, Jeanne B. Galpin, Loren D. Hostek, Isobel F. Hostek,
                 John S. Hostek Children's Trust, Rebecca M. Hostek Children's Trust, Henry M. Galpin and Peter R. Marsh.

     Exhibit B: Summary of Limited Partnership Agreement relating to Galpin ---------- Securities Partners Limited Partnership.

     The exhibits are attached hereto immediately following the signature pages hereof.

  CUSIP NO. 595148107                   13D                PAGE 8 OF 16 PAGES



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED this 21st day of March, 1997.


                                      /s/ George M. Galpin
                                      --------------------
                                      George M. Galpin

  CUSIP NO. 595148107                   13D                PAGE 9 OF 16 PAGES


Exhibit A
---------

                             PARTNERSHIP AGREEMENT

This agreement made this 23rd day of May, 1995, by and among George M. and Jeanne B. Galpin, husband and wife, Loren D. and Isobel F. Hostek, husband and wife, John S. Hostek Children's Trust, Rebecca M. Hostek Children's Trust, Henry
M. Galpin, Peter R. Marsh, single persons, (all of such parties are hereinafter sometimes referred to as "PARTNERS"):

1.  Name of the Partnership:  The parties do hereby form a general partnership
    -----------------------
under the laws of the State of Washington under the name of GHM Investments.

2.  Office:  The office of the partnership shall be located at George M. Galpin
    ------
Co, Inc., 120 West Dayton, Suite D-5, Edmonds WA 98020, and mail shall be received at the above address, and at such other location or locations as partners may from time to time designate.

3.  Term:  The term of this partnership shall be perpetual, unless sooner
    ----
terminated as provided herein.

4.  Initial Capital Contributions:  The partners have made the following initial
    -----------------------------
contributions:

     George M. and Jeanne B. Galpin           $30,000
     Loren D. and Isobel F. Hostek             20,000
     John S. Hostek Children's Trust            5,000
     Rebecca M. Hostek Children's Trust         5,000
     Henry M. Galpin                           30,000
     Peter R. Marsh                            60,000

5.  Purchase of Microvision, Inc. Stock:  The partners are purchasing 100,000
    -----------------------------------
shares of stock of Microvision, Inc. at $1.50 per share on its private placement.

6.  Purpose of Partnership:  The partnership shall engage in the business of
    ----------------------
owning and holding the stock hereinabove referred to and such other business as may be agreed upon by the partners.

7.  Percentage Interest in Partnership:  The percentage interest of each of the
    ----------------------------------
partners in the partnership is as follows:

     George M. and Jeanne B. Galpin        20.000%
     Loren D. and Isobel F. Hostek         13.334%
     John S. Hostek Children's Trust        3.333%
     Rebecca M. Hostek Children's Trust     3.333%
     Henry M. Galpin                       20.000%
     Peter R. Marsh                        40.000%

8.  Profit and Loss, Liquidation:  The net profits and net losses of the
    ----------------------------
partnership shall be borne by each of the partners in accord with the percentage interest of each as hereinabove set forth. In the event of the liquidation of the assets of the partnership and a winding up thereof, the net liquidation proceeds after the payment of all debts shall be shared by the partners in accord with their percentage interests as hereinabove set forth.

9.  Partnership Books and Accounting:  The partnership shall maintain full and
    --------------------------------
accurate books of account which shall be kept at the principal partnership office. The responsibility for maintaining the records of the partnership shall be George M. Galpin's, and each partner shall have access to and the right to inspect and copy such books and all other partnership records. George M. Galpin is authorized to execute, as

  CUSIP NO. 595148107                   13D                PAGE 10 OF 16 PAGES

managing partner, subscription agreements and any other documents required to complete the purchase of 100,000 shares of Microvision, Inc. at $1.50 per share.

The accounting year for the partnership shall be as follows:  December 31.

For Income Tax purposes, the partnership shall report on a cash basis. At the end of each accounting year, Loren D. Hostek shall produce a true, full and accurate account of all assets and liabilities of the partnership and all of its receipts and disbursements for the immediate, previous accounting year.

11.  Miscellaneous:  The parties hereto covenant and agree that they will
     -------------
execute any further instruments and that they will perform any acts which are or may become necessary to effectuate or carry on the business of the partnership.

Any matter not specifically covered by the provisions of this Partnership Agreement shall be governed by the applicable provisions of the laws of the State of Washington regarding general partnerships. This Agreement shall be binding upon the parties, their heirs, legal representatives, successors and assigns.

The parties hereto have signed this instrument o the day and year first written.

/s/ George M. Galpin                       /s/ Jeanne B. Galpin
-----------------------------              ----------------------------------
George M. Galpin                           Jeanne B. Galpin

/s/ Loren D. Hostek                        /s/ Isobel F. Hostek
-----------------------------              ----------------------------------
Loren D. Hostek                            Isobel F. Hostek

/s/ Fredric D. Reed, Trustee               /s/ Fredric D. Reed, Trustee
-----------------------------              ----------------------------------
John S. Hostek Children's Trust            Rebecca M. Hostek Children's Trust
Fredric D. Reed, Trustee                   Fredric D. Reed, Trustee

/s/ Henry M. Galpin                        /s/ Peter R. Marsh
-----------------------------              ----------------------------------
Henry M. Galpin                            Peter R. Marsh

  CUSIP NO. 595148107                   13D                PAGE 11 OF 16 PAGES

Exhibit B
---------

                    SUMMARY OF LIMITED PARTNERSHIP AGREEMENT
                    ----------------------------------------


   The Partnership has been formed as a Delaware limited partnership, and the rights and obligations of the Partners will be determined by the Limited Partnership Agreement and Delaware law. The description set forth below, together with information provided elsewhere herein, summarizes certain provisions of the Limited Partnership Agreement and is qualified in its entirety by reference to the complete Limited Partnership Agreement. A copy of the form of Partnership Agreement is attached to this Confidential Memorandum as Exhibit
A. Defined terms used in this summary have the meanings set forth in the Limited Partnership Agreement.

TERM; EARLY DISSOLUTION; DISSOLUTION
------------------------------------

   The Partnership was formed as a Delaware limited partnership in May 1987, with George M. Galpin Co., Inc. and George M. Galpin as the General Partners and Joan J. Gould as the sole Limited Partner. Upon admission to the Partnership of the Limited Partners, the Partnership retired the interest of Ms. Gould by repaying to her her original capital contribution of $100. The term of the Partnership is until June 30, 1997, unless extended by the General Partners for no more than five (5) successive one-year periods to no later than June 30, 2002.

   The Partnership will terminate and dissolve, unless a successor General Partner is admitted, upon the bankruptcy or termination of the existence of the sole remaining General Partner for any reason, or upon withdrawal of the sole remaining General Partner from the partnership. A General Partner has the right to withdraw from the Partnership on 60 days prior written notice; however, both General Partners intend to continue the business of the Partnerships as long as they believe that it is in the best interest of all Partners to do so. The Partnership will also terminate and dissolve upon the occurrence of any event which would result in the dissolution of the Partnership under Delaware law.

   Upon dissolution, the Partnership's business and affairs will be terminated in an orderly manner. The Partnership may remain in existence for a period not to exceed 90 days after dissolution to permit an orderly winding down of its affairs and to maximize proceeds of liquidation.

   Upon dissolution of the Partnership, the proceeds from the sale of Partnership assets and any assets remaining on hand will be applied or paid in the following order of priority: (i) to pay the expenses of liquidation and the debts of the Partnership other than the debts to Partners, (ii) to pay any amounts owed to the General Partners for advances or loans made by them to, or on behalf of, the Partnership, (iii) to pay any amounts owed to the Managing General Partner with respect to the Management Fee, and (iv) to the Partners in proportion to their respective Unit holdings, following establishment of reasonable reserves and certain adjustments necessary for tax purposes. Distributions to Partners upon dissolution may be made either in cash or in kind, in the General Partners' discretion. Any such distributions in kind will be made ratably to the extent practicable, as determined by the General Partners in their discretion.

RIGHTS AND DUTIES OF THE GENERAL PARTNERS; RIGHTS OF THE LIMITED PARTNERS
-------------------------------------------------------------------------

   The Managing General Partner will have the exclusive right and power to manage and operate the business of the Partnership and determine its business policies. The Managing General Partner shall have no authority to (i) do any act in contravention of applicable Delaware law, or (ii) without the prior written consent or ratification of all the Partners, do any act in contravention of the Limited Partnership Agreement, do any act which would make it impossible to carry on the business of the Partnership or, except as provided in the Limited Partnership Agreement, admit a person or entity as a General Partner. The Individual General Partner shall have no authority to manage and operate the business of the

  CUSIP NO. 595148107                   13D                PAGE 12 OF 16 PAGES

Partnership except upon withdrawal of the Managing General Partner or to the extent Mr. Galpin acts in his capacity as an officer, director or agent of the Managing General Partner.

   Limited Partners have no right to participate in the management of, or exercise any control over the business of, the Partnership, to act for the Partnership or to vote except as specifically provided under Delaware law or in the Limited Partnership Agreement. The General Partners will be personally liable for all debts and obligations of the Partnership which cannot be fully satisfied by the assets of the Partnership (after payment of any amounts Limited Partners are required to make, as described below). No Limited Partner will have any personal liability for such debts and obligations. Any Limited Partner shall be liable to the Partnership only to the extent that (i) he shall be obligated to make his full capital contribution and (ii) after any Limited Partner has rightfully received the return in whole or in part of his capital contributions, he will nevertheless be liable to the Partnership for the amount of cash and any securities (valued as of the first business day preceding the date of distribution thereof) withdrawn by him from, or distributed to him by, the Partnership, not in excess of the amount of such returned capital contributions, together with interest thereon at the minimum rate required by law, necessary to discharge any liabilities of the Partnership to creditors who extended credit or whose claims arose before such return was made, but only to the extent that the assets of the Partnership are not sufficient to discharge such liabilities. All Units redeemed by a Partner and all distributions made to a Partner by the Partnership with respect to his Unit holdings will be treated as a return of his capital contributions until all his capital contributions have been returned in full.

CONFLICTS OF INTEREST
---------------------

   The General Partners and their officers, directors and affiliates may engage in or possess an interest in other business ventures of every kind and description, independently or with others, including but not limited to investments in securities or commodities for their own account, investment advisory or supervisory services with respect to securities or commodities, securities consulting services, brokerage services, or serving as officers, directors, advisors or agents of other companies in or out of the securities industry, and forming and managing other investment limited partnerships in the future with substantially the same or different objectives, provided that any such activity of George M. Galpin does not substantially interfere with the performance of the Managing General Partner's duties to the Partnership, as determined by the General Partners in their sole judgment.

   The General Partners have no obligation to disclose to the Partnership investment opportunities which come to their attention.

ADDITIONAL LIMITED PARTNERS
---------------------------

   The General Partner may sell additional Units and may admit additional Limited Partners at the beginning of any fiscal quarter, subject to compliance with applicable securities laws, and provided that the additional Limited Partners purchase their Units in cash at the time of their admission and agree to be bound by the terms of the Limited Partnership Agreement. The purchase price for a Unit will be the Net Asset Value Per Unit as calculated as of the last day of the immediately preceding fiscal quarter.

SHARING OF PROFITS AND LOSSES
-----------------------------

   Each Unit will have a tax capital account and a book capital account. The initial balance of each will be the amount paid for the Unit. At the end of each quarter, the amount of any increase or decrease in the Net Asset Value Per Unit from the preceding quarter will be credited or charged against the book capital account of each Unit. At the end of each fiscal year of the Partnership, all items of ordinary income and deduction will be allocated pro rata among the Units outstanding at the end of each quarter. The Partnership's net capital gain for any year will be allocated first to each Unit that was redeemed for an amount greater than its tax capital account, in an amount equal to such excess. Any net capital gain remaining after such allocation will be allocated to each Unit not redeemed to the extent of the excess, if

  CUSIP NO. 595148107                   13D                PAGE 13 OF 16 PAGES

any, of such Unit's book capital account over its tax capital account. The Partnership's net capital loss for any year will be allocated first to each Unit that was redeemed for an amount less than its tax capital account, in an amount equal to such disparity. Any capital loss remaining after such allocation will be allocated to each Unit not redeemed to the extent of the excess, if any, of such Unit's tax capital account over its book capital account.

DISTRIBUTIONS
-------------

   The General Partners, in their discretion, may make distributions from the assets of the Partnership in cash or in kind. Any such distributions to Partners will be in proportion to their respective Unit holdings as of the date of such distribution. A General Partner will not make any distribution that would render the Partnership insolvent.

INVESTMENT RESTRICTIONS
-----------------------

   Without the Required Consent, the Partnership will not (i) invest in securities which are subject to restrictions on disposition under the Securities Act, (ii) invest in real estate or in interests in real estate, but may purchase readily marketable securities of companies holding real estate interests therein or (iii) invest in interests in oil, gas or other mineral exploration or development programs, but may purchase securities issued by companies that hold interest in oil, gas or other mineral exploration or development programs.

VALUATION OF INVESTMENT POSITIONS
---------------------------------

   For purposes of computing the Net Asset Value of the Partnership's investment positions, the following rules will be used: (i) securities (including stock options) listed or traded on a national securities exchange will be valued at the last sale price on the exchange where they are primarily traded, or if there has been no sale on that date, at the closing bid price or, in the case of a short sale, the closing asked price; (ii) securities not traded on a national securities exchange for which over-the-counter market quotations are available will be valued at the last current quotation, provided that any such securities sold short will be valued at the last current asked quotation; and (iii) any securities for which market quotations are not readily available and any other assets will be valued in the General Partner's discretion. However, if in the General Partners discretion there are circumstances which warrant a different valuation of any securities described in (i) or (ii), such securities will be valued at such price as the General Partners shall determine in their discretion. The value of any asset distributed in kind to a Partner or paid to him in connection with a Unit redemption will be its value determined as of the end of the first business day immediately preceding the date on which such asset is distributed or paid.

FEES AND EXPENSES
-----------------

   The Partnership will engage the Managing General Partner in its individual capacity, to perform all investment management and administrative services for the Partnership. For such services, the Partnership will pay the Managing General Partner, at the beginning of each fiscal quarter, a Management Fee equal to 3/8% of the Net Asset Value of the Partnership as of the first day of that fiscal quarter. The Management Fee will also be computed on a pro-rata basis for the period between the date of the last distribution made by the Partnership in connection with its dissolution and the close of the preceding quarter of the Partnership if the date of such last distribution is not the last day of a quarter.

   The Managing General Partner will generally bear all of its recurring routine operating and administrative expenses of managing the Partnership including travel and entertainment expenses, cost of statistical services, publications, periodicals, expenses of reports to Limited Partners (other than legal and accounting expenses) and the cost of fidelity bonds and certain other insurance but not including expenses to be borne by the Partnership as described below.

   In addition to the Management Fee, the Partnership shall bear the expenses not assumed by the
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  CUSIP NO. 595148107                   13D                PAGE 14 OF 16 PAGES

Managing General Partner including but not limited to (i) legal and accounting expenses of the Partnership, preparation of federal and state tax returns, the annual fees and expenses of the Partnership's auditors and any other independent advisers, (ii) costs of Partnership meetings (other than General Partners' expenses), (iii) interest, commissions and brokerage fees, (iv) transfer, capital and other taxes, duties and costs incurred in connection with the acquisition and disposition of securities and of transfers thereof, and (v) fees and other expenses incurred in connection with the investigation, prosecution or defense of any claims by or against the Partnership.

   The General Partners shall bear all organizational and offering expenses of the Partnership, including legal, accounting and consulting fees, travel and entertainment, overhead and other expenses and fees (including any Blue Sky and other filing fees) paid or incurred in organizing the Partnership, selling the interest and registering the Managing General Partner under applicable state securities laws.

INDEMNIFICATION
---------------

   The Partnership shall indemnify the General Partners, each officer, director, employee or agent of the General Partners against any liabilities (including legal expenses) arising out of their activities or involvement with the Partnership except for acts that constitute gross negligence, willful misconduct, fraud or breach of fiduciary duty. The Partnership may pay the expenses of the indemnified party incurred in settling a claim, or in defending a civil or criminal action prior to its final disposition upon receipt of an undertaking of the indemnified party to repay such expenses if it is adjudicated not to be entitled to indemnification. The Partnership may purchase insurance, to the extent available at reasonable cost, in the opinion of the General Partners, to cover the indemnification liabilities of the Partnership.

WITHDRAWAL OF GENERAL PARTNER
-----------------------------

   The General Partners have the right, upon 60 days prior written notice, to withdraw as General Partner; however, the General Partners intend to continue the business of the Partnership as long as they believe that it is in the best interest of all Partners to do so.

ADMISSION OF SUCCESSOR GENERAL PARTNER
--------------------------------------

   Upon the sole remaining General Partner's withdrawal from the Partnership, or upon the sole remaining General Partner's bankruptcy or the termination of its existence for any other reason, the Limited Partners may, with the Required Consent, elect and admit a new General Partner.

REDEMPTION OF UNITS BY PARTNERS
-------------------------------

   After a Limited Partner has owned Units for at least one year, he will be permitted to redeem part or all of his Units (i) at the end of any fiscal quarter, if he gives the General Partners 30 days prior written notice or (ii) at such other time to which the General Partners may consent in their discretion. In the event of the death of a Limited Partner, his personal representative will be permitted to redeem part or all of such Limited Partner's Units (i) at the end of any fiscal quarter, if such representative gives the General Partners 30 days prior written notice within one year after the date of such Limited Partner's death or (ii) at such other time to which the General Partners may consent in their discretion. If the requested redemption by a Limited Partner will reduce his Unit holdings in the Partnership to less than 20 Units, the General Partners may require such Limited Partner to redeem all of his Units and to withdraw from the Partnership. It is the present intention of the General Partners to not require withdrawal from the Partnership unless the total value of a Limited Partner's investment in the Partnership falls below $50,000 as the result of a redemption or other transfer by the Limited Partner. The General Partners may also require a Limited Partner to withdraw from the Partnership for any other reason at any time. All redemptions shall be at the Net Asset Value Per Unit, as of the end of the immediately prior fiscal quarter, adjusted for fees and expenses attributable to the redeemed Unit,

  CUSIP NO. 595148107                   13D                PAGE 15 OF 16 PAGES

including the Management Fee.

   A Limited Partner redeeming part of his Unit holdings will be paid for the Units redeemed within 20 days after the redemption date. A Limited Partner redeeming all of his Units, or a Limited Partner who is required by the general Partners to withdraw from the Partnership, will be paid 85% of the entire amount redeemed, or such greater percentage thereof as the General Partners may determine, within 20 days after the redemption date. The General Partners will use their best efforts to cause payment of the remainder of such balance within 90 days after the end of the fiscal year in which his redemption occurs. However, payment of the retained amount will be subject to such adjustments, which may be increases or decreases, as may be necessary to reflect accurately the Partnership's Net Asset Value as of his redemption date on the basis of the final audit and certification of the Partnership's books and records for the year in which his redemption occurs. The Partnership will pay interest to such Limited Partners on the retained amount (after any such adjustment) at a rate per annum equal to the broker's call money rate less one percent as published in The Wall Street Journal on the redemption date. Any amounts payable to a Limited Partner redeeming part or all of his Units, or who is required to withdraw from the Partnership, may be paid either in cash or in kind, as the General Partners determine.

   In the event that the General Partners' Unit holdings exceed 1% of all Partners' Unit holdings, a General Partner, upon 30 days notice to the Limited Partners, may redeem part or all of such excess Unit holdings. If a General Partner withdraws from the Partnership, it will be paid for its Units within 20 days after the date of its withdrawal. Any amount payable to the General Partner will be paid either in cash or in kind, as the General Partner shall elect.

TRANSFER OF UNITS
-----------------

   A Limited Partner may not sell, assign, or otherwise dispose of (collectively "transfer") all or any part of his Units except with the consent of the General Partners, provided that without such consent he may transfer all, but not part, of his Units (1) to any Partner or Partners or to any person who is then a shareholder or officer of a General Partner, provided that such transfer would not result in any one or more of the Limited Partners owning more than 20% of the stock of such General Partner, (2) in the case of a transfer by a Limited Partner who is a natural person, (i) by gift, bequest or other transfer without consideration if to a parent, spouse, lineal descendant, brother or sister of such Limited Partner, (ii) by intestate succession or testamentary disposition upon the death of such Limited Partner, or (iii) to a spouse pursuant to an agreement or decree upon marital dissolution or legal separation, (3) in the case of a transfer by a Limited Partner which is a trust, to one of its beneficiaries, or (4) in the case of transfer by a Limited Partner which is a corporation, partnership or other entity, to a successor by incorporation, merger or purchase of assets. A Limited Partner may also transfer his Units without the consent of the General Partners in certain other limited circumstances. However, in no event may a transfer of a Unit be made if in the opinion of counsel to the Partnership such transfer would be likely to: (a) require registration under section 5 of the Securities Act, (b) subject the Partnership to registration under the Investment Company Act of 1940, (c) require the General Partners or any of its officers, or the Partnership, to register as investment advisers under the Investment Advisers Act of 1940, (d) violate laws of any state or governmental agency applicable to such transfer, or
(e) result in a termination of the Partnership, or otherwise adversely affect the classification of the Partnership as a partnership, for Federal income tax purposes.

   Any transferee must agree to be bound by all of the terms of the Limited Partnership Agreement. A transferee who is not a partner at the time of transfer will be entitled to the allocations and distributions which are attributable to the Unit transferred to him and may transfer such Unit in accordance with the terms of the Limited Partnership Agreement. However, such transferee will not be entitled to the other rights of a Limited Partner unless he becomes a Substituted Limited Partner. No transferee may become a Substituted Limited Partner, as defined in the Limited Partnership Agreement, without the prior written consent of the General Partner, which consent may be withheld in its absolute discretion.

  CUSIP NO. 595148107                   13D                PAGE 16 OF 16 PAGES

FISCAL YEAR AND REPORTS TO LIMITED PARTNERS
-------------------------------------------

   The fiscal year of the Partnership will be a calendar year.

   The General Partners will use their best efforts to cause to be mailed to each Partner, within 90 days after the end of each fiscal year, audited financial statements regarding the results of operations for the year, as prepared by the Partnership's independent certified public accountants, along with information as to the Partner's distributive share of the Partnership's income, gains, losses and deductions for the year, for Federal income tax purposes. The Limited Partners will also receive monthly reports from the General Partners with respect to the Partnership's financial results, as compiled by the General Partners.

REQUIRED VOTE OR CONSENT
------------------------

   The minimum vote or consent required for action or approval of the Limited Partners on certain matters (such as extension of the term of the Partnership, admission of a successor General Partner, and certain amendments to the Limited Partnership Agreement) shall be two-thirds in interest of the Limited Partners, as determined by their Unit holdings.

AMENDMENT
---------

   The Limited Partnership Agreement may be amended with written consent of the General Partners and the Required Consent; provided, however, that the consent of each Partner adversely affected thereby will be required for any amendment which would:

   (i)   increase the obligation of such Partner; or

   (ii) reduce the Unit holdings of such Partner or change the redemption provisions of the Limited Partnership Agreement.

The unanimous consent of all Partners will be required for any amendment which would cause the Partnership to cease to be a limited partnership.